Mail Stop 6010

May 10, 2007

Gerald A. Nathe, Chief Executive Officer
Baldwin Technology Company, Inc.
2 Trap Falls Road, Suite 402
Shelton, Connecticut 06484

Via U S Mail and FAX [(203) 402-5500]

    Re: **Baldwin Technology Company, Inc.**
                Form 10-K for the fiscal year ended June 30, 2006
                Forms 10-Q for September 30 and December 31, 2006
                File No. 1-9334

Dear Mr. Nathe:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant